One Market, Spear Tower, Suite 3300 San Francisco, CA 94105 PHONE 415.947.2000 FAX 415.947.2099 www.wsgr.com

May 13, 2015

Via EDGAR and Overnight Delivery

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Pamela Long
Asia Timmons-Pierce
Tracey Houser
Terence O’Brien

Re:	Sunrun Inc.
Draft Registration Statement on Form S-1
Submitted March 27, 2015
CIK No. 0001469367

Ladies and Gentlemen:

On behalf of our client, Sunrun Inc. (“Sunrun” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated April 23, 2015, relating to the above referenced Draft Registration Statement on Form S-1 (the “Registration Statement”). We are concurrently submitting via EDGAR this letter and a revised draft of the Registration Statement. For the Staff’s reference, we are providing to the Staff by overnight delivery copies of this letter as well as both a clean copy of the Registration Statement and a copy marked to show all changes from the version confidentially submitted on March 27, 2015.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to the Registration Statement submitted on March 27, 2015), all page references herein correspond to the page of the revised draft of the Registration Statement.

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

AUSTIN     BEIJING     BRUSSELS     GEORGETOWN, DE     HONG KONG     LOS ANGELES     NEW YORK

PALO ALTO     SAN DIEGO     SAN FRANCISCO     SEATTLE     SHANGHAI     WASHINGTON, DC

Securities and Exchange Commission

May 13, 2015

The Company acknowledges the Staff’s comment and is providing the Staff under separate cover all written communications presented to potential investors in reliance on Section 5(d) of the Securities Act of 1933 (the “Securities Act”) on a supplemental basis. The Company does not expect any research reports to be published or distributed in reliance on Section 2(a)(3) of the Securities Act by any broker or dealer that is participating or will participate in the Company’s offering. However, should any such research reports be published or distributed, the Company will provide them to the Staff on a supplemental basis.

Prospectus Summary, page 1

General

2.	Please balance information in your summary. For example:

•	Please balance your presentation regarding your strengths by discussing your recent history of losses.

•	Please balance your presentation regarding your strengths by discussing your limited experience in your direct-to-consumer business.

•	Please balance your statement that you have “uninterrupted project finance” on page 4 with a reference to the fact, discussed in your first risk factor, that there are conditions in your financing commitments from fund investors, which if not satisfied could restrict your ability to draw on such commitments. Please also clarify how your ability to raise financing gives your partners access to funding.

In response to the Staff’s comment, we have revised the disclosures on pages 2, 3, 4, 6, 87 and 91 of the Registration Statement to disclose the Company’s recent history of losses, limited experience in the direct-to-consumer business and conditions in the Company’s financing commitments from fund investors. In addition, in response to the Staff’s comment, we have revised the disclosure on pages 4 and 88 of the Registration Statement to clarify how the Company’s ability to raise financing gives its partners access to funding.

3.	Please revise your summary to briefly explain the significance of the investment funds to your operations, and describe the types of structures you use, how economic benefits are allocated under these structures, and that your ability to benefit from the recurring customer payments, investment tax credits and other incentives created under your customer agreements varies depending upon the structure of the investment funds. Consider including such other information as will help investors understand your various risk factors that address aspects of the funds and your relationship with fund investors.

Securities and Exchange Commission

May 13, 2015

In response to the Staff’s comment, we have revised the disclosure on page 3 of the Registration Statement to expand the discussion and description of the Company’s investment funds.

Overview, page 1

4.	Please provide some additional context and clarity in the Summary regarding your operations and relationships with customers and partners, so that investors who may be unfamiliar with your business model will better understand the more detailed information elsewhere in your prospectus, including, for example, in your Risk Factors, MD&A and Business sections. For example:

•	The second paragraph in this section suggests that you may sell solar systems to customers, but that in most cases, you install solar systems on customers’ homes and sell them power under a power purchase agreement. Later in your prospectus, such as on page 18, you refer to your “leases and power purchase agreements.” On page 22, you discuss a “long-term leasing model” versus a purchase model in the context of direct-to-consumer products. Please clarify whether there is a distinction between customers purchasing power from your or leasing your solar systems, or whether your references to leases mean leases of solar systems to the funds.

•	Please clarify the extent to which your business is providing solar systems to customers, as suggested in the second paragraph, or offering a platform of services and tools to other solar industry participants, including new market entrants and smaller industry participants, as suggested in the third paragraph under this heading.

•	Throughout the summary and risk factors, you refer to multi-channel approach, your “solar partners” and in some cases to your “strategic partners”. Please include a brief summary of the channels through which you offer your products, and distinguish what you mean by “solar” and “strategic” partners. Please also briefly clarify the nature of your business and economic relationships with your partners, such as whether you have actual partnership relationships with them.

•	Under “Technology Suite” please clarify whether your partner businesses use your software to support maintenance and monitoring of your systems. Elsewhere, your disclosure suggests that your solar partners are engaged in sales and installation, but that you are responsible for maintenance and monitoring of the systems.

In response to the Staff’s comments, we have revised the disclosure on pages 1, 2, 4, 23, 24, 53, 86, 92, 93 and 94 of the Registration Statement to more clearly describe: (i) the products and services the Company offers to its customers, (ii) the Company’s economic and contractual relationship with its solar and strategic partners and (iii) how the Company’s platform and technology suite is used by the Company and its partners.

Securities and Exchange Commission

May 13, 2015

Our Distinctive Approach, page 3

5.	Please provide your average nominal contract value per customer agreement for year ended December 31, 2014.

In response the to the Staff’s comment, we have revised the disclosure on pages 5 and 90 of the Registration Statement to provide the average nominal contract value per customer for the year ended December 31, 2014.

Platform of Services and Tools, page 3

6.	Please explain what you mean when you say that your platform exists as a “market clearer” for sales and installation firms.

In response to the Staff’s comment, we have deleted the reference to market clearer throughout the prospectus.

Risk Factors, page 13

Risks Related to Our Business and Our Industry, page 13

Our business currently depends on the availability of utility rebates, tax credits and other financial incentives in addition to other tax benefits. The expiration, elimination or reduction of these rebates and incentives could adversely impact our business, page 17

7.	We note your disclosures that to date homeowner defaults and early contract terminations have been immaterial. Please expand this risk factor to address the Arizona’s law impact, if any, on your existing customer contracts.

In response to the Staff’s comment, we have revised the disclosure on pages 19, 99 and 100 of the Registration Statement to disclose the Arizona law’s impact on the Company’s existing customers.

We rely on net metering and related policies to offer competitive pricing to homeowners in all of our current markets, and changes to net metering policies may significantly reduce demand for electricity from our solar service offerings, page 17

8.	Please expand this risk factor by identifying the states in which operate that currently have metering caps and whether those caps are close to being met so that investors might have better appreciation this risk.

In response to the Staff’s comment, we have revised the disclosure on page 18 of the Registration Statement to describe the metering caps in the relevant states.

Securities and Exchange Commission

May 13, 2015

Our business is concentrated in certain markets, putting us at risk of region specific disruptions, page 22

9.	We note your disclosure that a large portion of your total sales and installations were in California and Hawaii. Please revise your risk factor to quantify the portion of your sales and installations that were in California and Hawaii so that investors might have a better understanding of the risk.

In response to the Staff’s comment, we have revised the disclosure on pages 23 and 53 of the Registration Statement to quantify the portion of the Company’s sales and installations that were in California. We supplementally advise the Staff that, other than California, no other state represents a material portion of the Company’s sales and installations.

Loan financing or direct-to-consumer developments could adversely impact our business, page 22

10.	Please clarify whether the expiration of the Individual ITC will adversely affect demand for your products only through the direct-to-consumer channel, or through all channels. Please also clarify whether the Individual ITC is available only to residential customers who purchase a solar system, or to any customer who installs a solar system, such as those who lease the system or enter into power purchase agreements. In this regard, we note disclosure on page 94 that incentives are available to ‘end users’, but also that the Individual ITC is available for the installation of solar power facilities owned by individuals.

In response to the Staff’s comment, we have revised the disclosure on page 24 of the Registration Statement to clearly describe the impact that the expiration of the Individual ITC could have on the Company and homeowners.

We have guaranteed a minimum return to be received by an investor in one of our investment funds, which could adversely affect our business and financial condition if we were required to make any payments as a result of this guarantee, page 26

11.	To provide investors with a better sense of the magnitude of this risk, please disclose whether you have made payments with respect to the guaranteed minimum return in the past, and if so, please quantify the payment amounts and the guaranteed minimum rate of return.

In response to the Staff’s comment, we have revised the disclosure on page 27 of the Registration Statement to clarify that the Company has not made any payments with respect to the guaranteed minimum return.

Risks Related to Ownership of Our Common Stock and this Offering, page 32

General

12.	Please add a risk factor to address the risks, if any, arising from the limitations on the ability of stockholders to act by written consent and to call special meetings. In this regard, we note your disclosure on page 123.

Securities and Exchange Commission

May 13, 2015

In response to the Staff’s comment, we have revised the disclosure on page 39 of the Registration Statement to address the limitation on the ability of stockholders to act by written consent and to call special meetings.

13.	Please also add a risk factor to address the risks if any, arising from advance notice requirements, removals of directors and the vote requirements for amendments to the charter provisions.

In response to the Staff’s comment, we have revised the disclosure on page 39 of the Registration Statement to address the risks arising from advance notice requirements, removal of directors and the votes required to amend the Company’s certificate of incorporation.

Dilution, page 48

14.	Please revise your presentation to begin with historical net tangible book value along with the per share amount to allow investors to link the disclosures to the historical financial statements included within the Form S-1. Refer to Item 506 of Regulation S-K.

In response to the Staff’s comment, we have revised the disclosure on page 49 of the Registration Statement to present the Company’s historical net tangible book value as of December 31, 2014, on an actual and per share basis.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 52

General

15.	We note your disclosure that you operate in 13 states and a large portion of your sales and installations were in California and Hawaii. Please expand your disclosure to include a breakdown of your percentage of sales and installations in California and Hawaii and any other state from which you derive a material portion of sales. In addition, please disclose whether your entry into any particular state was a result of your purchase of the residential sales and installation business of Mainstream Energy Corporation.

In response to the Staff’s comment, we have revised the disclosure on pages 23 and 53 of the Registration Statement to include a breakdown of the Company’s percentage of customers in California. We supplementally advise the Staff that, other than California, no other state represents a material portion of the Company’s sales and installations.

Overview, page 52

16.	We note your statement that prior to the acquisition of MEC on February 1, 2014, you relied on sales and installation partners and/or strategic partners for the sale and installation of your solar energy systems. However on page 66, you disclose that you did not sell solar energy systems prior to the acquisition of MEC. As such, it is unclear why you state your partners sold your solar energy systems. Please revise your disclosures throughout the Form S-1 or advise.

Securities and Exchange Commission

May 13, 2015

In response to the Staff’s comments, we have revised the disclosure on pages 53, 69 and 70 to clarify that, prior to the acquisition of MEC on February 1, 2014, the Company primarily relied on its solar partners to originate its solar service offerings and to procure and install solar energy systems on customers’ homes. While the Company continues to go to market with its solar service offerings through its solar partner channel, it also sells its solar service offerings directly, in what it refers to as its “direct-to-consumer” channel. In addition, subsequent to the acquisition of MEC, the Company also sells solar energy systems for cash or through a loan provided by a third party to customers through its direct-to-consumer channel.

Investment Funds, page 53

17.	Please revise your disclosure to enhance the description of the material terms of these agreements, including but not limited to the following provisions:

•	Identify the term of each fund, unless indefinite;

•	Describe the circumstances giving rise to your ability to receive ongoing cash distributions; and

•	Disclose the minimum rates of return to be received by the fund investors and whether they vary by fund.

As it appears that your business substantially depends on your ability to create and obtain financing from these funds, please also file your agreements with the funds as exhibits to the registration statement, or explain why this is not required.

In response to the Staff’s comments, we have revised the disclosure on pages 54 and 55 of the Registration Statement to enhance the description of the material terms of the Company’s investment fund agreements, including the term of the funds, circumstances giving rise to the Company’s ability to receive ongoing cash distributions and the target rates of return expected by fund investors. We supplementally advise the Staff that, at December 31, 2014, the Company had 14 active investment funds with funding provided by investors in these funds ranging from approximately $75 million to $125 million per fund. All of these investment funds were entered into in the ordinary course of business, and the Company is not substantially dependent on any single investment fund. Given the number of funds and the relatively small funding amounts associated with each investment fund, the Company does not believe that any individual investment fund is material. Therefore, we respectfully advise the Staff that the Company is not required to file the Company’s agreements with investment funds as exhibits to the Registration Statement pursuant to Item 601(b)(10) of Regulation S-K.

18.	We note that the investment funds either own or enter into master lease with a Sunrun subsidiary for the solar energy systems, customer agreements and associated incentives. Please tell us if there is a financial statement impact between the investment fund owning the solar energy systems, customer agreements and associated incentives versus entering into a master lease with a Sunrun subsidiary.

Securities and Exchange Commission

May 13, 2015

We respectfully advise the Staff that all solar energy systems reported on the Company’s consolidated balance sheets are owned by an entity that is consolidated by the Company. With the exception of the Partnership Flip funds, which are single entity, the solar energy systems are also leased by the owner entity to the tenant entity. As such, there is no difference in the way that the solar energy systems, customer agreements and associated incentives are accounted for on the Company’s financial statements except in the case of ITCs. ITCs associated with lease pass-through funds are monetized as described on page F-13 of the Registration Statement under “Revenue Recognition – Operating leases and incentives.” We have added supplemental disclosure to the table on page 55 of the Registration Statement to address the Staff’s comment.

19.	Please expand your table on page 54 to include the carrying value of the systems owned and/or leased by each type of investment fund as of the most recent balance sheet date. Please also disclose the amount of contributions made by fund investors for each type of consolidated joint venture presented.

In response to the Staff’s comment, we have expanded the table on page 55 of the Registration Statement to include the carrying value of systems owned (leased to customers) and the amount of contributions made by fund investors, defined as third-party investors, by each type of investment fund as of and through the most recent reported balance sheet date.

20.	Please expand your description of Lease Pass-Through investment fund structure to explain what you mean by “owner entity consolidated, tenant entity not consolidated,” in the table above.

In response to the Staff’s comment, we have expanded the disclosure on pages 55 and 56 of the Registration Statement to explain the terms “owner entity consolidated, tenant entity not consolidated.”

21.	We note for one of your inverted lease joint ventures, that noncontrolling interest is calculated using pro rata share rather than using the HLBV method. Please expand your disclosure to include a description of the terms included in the agreements for the four inverted lease investment funds that are substantive profit-sharing arrangements for purposes of allocating earnings and losses to the investors.

In response to the Staff’s comment, we have further expanded the disclosure on page 57 of the Registration Statement to include the terms for the four inverted lease investment funds that are substantive profit-sharing arrangements for purposes of allocating earnings and losses to the investors.

Key Operating Metrics, page 55

22.	Please disclose the consequences to the homeowner and to you if a homeowner cancels a signed customer agreement.

Securities and Exchange Commission

May 13, 2015

In response to the Staff’s comment, we have revised the disclosure on pages 58 and 94 of the Registration Statement to describe the consequences to the homeowner and to the Company if a homeowner cancels a signed customer agreement.

Customers, page 56

23.	Please remove the inclusion of MEC customers from your presentation prior to acquisition on February 1, 2014, or expand the explanatory footnote to quantify the number of customers included from periods prior to the acquisition and explain the differences between the arrangements with those customers and customer agreements subsequent to the acquisition.

In response to the Staff’s comment, we have revised the disclosure on page 58 of the Registration Statement to expand the explanatory footnotes.

24.	Please disclose the number of Customer Agreements entered into during each period presented along with a cumulative number. If the amount is the same as the number of customers with solar energy systems installed or under contract to install, net of cancellations, please disclose this fact.

In response to the Staff’s comment, we have revised the disclosure on page 58 of the Registration Statement to disclose the number of customer agreements entered into during each period presented as well as the cumulative number of such agreements.

Estimated Nominal Contracted Payments Remaining, page 56

25.	Please disclose the portion of the estimated nominal contracted payments remaining that relate to PPA contracts.

In response to the Staff’s comment, we have revised the disclosure on page 59 of the Registration Statement to disclose the portion of the estimated nominal contracted payments remaining that relate to PPAs.

Estimated Retained Value, page 57

26.	Please provide a disaggregated presentation of estimated retained value for the portion that relates to the remaining term of the Customer Agreements and the portion that is based on the assumption that homeowners will renew their customer agreements. Please also provide corresponding sensitivity tables for the disaggregated presentation that includes a different default assumption for the estimated retained value that relates to the remaining term of the Customer Agreements in place.

In response to the Staff’s comment, we have revised the disclosure on pages 60 and 61 of the Registration Statement to provide a disaggregated presentation of estimated retained value for the portion of the customer agreements that relate to the remaining term of such agreements, the portion that is based on the assumption that homeowners will renew their customer agreements, and corresponding sensitivity tables for the disaggregated presentation.

Securities and Exchange Commission

May 13, 2015

27.	Please expand your statement on page 58 regarding expected distributions to fund investors as it relates to the calculation of estimated retained value for the investment funds not subject to HLBV accounting to include the one inverted lease investment fund using pro rata share basis in addition to the lease pass-throughs.

In response to the Staff’s comment, we have revised the disclosure on page 57 of the Registration Statement to expand the statement regarding expected distributions to fund investors as it relates to the calculation of estimated retained value for the investment funds not subject to HLBV accounting to include the one inverted lease investment fund using pro rata share basis in addition to the lease pass-throughs.

Components of Statements of Operations, page 61

Revenue, page 61

28.	Please quantify the amount of revenues recognized from (a) customer agreements; (b) solar energy system rebate incentives; (c) sales of SRECs; (d) ITCs assigned to lease pass-through investment funds; (e) sale of solar energy systems directly to homeowners; and (f) product sales for each period presented.

We respectfully advise the Staff that the Company provides details in the Components of Statements of Operations on the sources of revenue included in the revenue line items reported in the Company’s Consolidated Statement of Operations. The presentation of revenues in the Consolidated Statement of Operations is consistent with Section 5-03 (b)(1)(a) of Regulation S-X.

In addition, the Company also considered all revenue streams included in Operating Leases and Incentives part of the monetization of the third party solar energy system ownership structure. These revenue streams are recognized over the term of the customer agreement with the exception of ITCs, which are recognized annually over the five year recapture period. As such, there is no meaningful difference in the pattern of revenue recognition for revenue streams included in Operating Leases and Incentives. Revenue recorded as Solar Energy Systems and Product Sales are all considered product sales and are generally recognized upon delivery.

The Company also considered materiality of the different revenue stream included in Operating Leases and Incentives and Solar Energy Systems and Product Sales. Individually, revenue from rebates, ITCs, and SRECs are less than 10% of the Company’s total revenue and were not considered material for disclosure purposes in either 2013 or 2014. To the extent these revenue sources create a notable change or trend in revenues in the future, the Company will discuss this change or trend in Results of Operations in Management’s Discussion and Analysis of Financial Condition and Results of Operations. For example, the Company has discussed the amount of ITC revenue in 2014 on page 69 of the Registration Statement because it represented a $5.6 million increase from 2013 when the Company did not recognize any ITC revenue.

Securities and Exchange Commission

May 13, 2015

Net Loss Attributable to Common Stockholders, page 63

29.	Please expand your discussion of the HLBV calculation to include disclosures for the impact of any difference between the cash you receive from the investment funds and the carrying value of the solar energy systems contributed to the investment funds. Please also include disclosures for how the HLBV calculation may be impacted by the timing of an investor’s cash contribution to the investment fund relative to the timing of the contribution or sale of the solar energy systems to the applicable investment fund.

In response to the Staff’s comment, we have revised the disclosure on pages 66-67 of the Registration Statement to include a discussion of the impact of any difference between the cash received by the Company from the investment funds and the carrying value of the solar energy systems contributed to the investment funds, and how the HLBV calculation may be impacted by the timing of an investor’s cash contribution to the investment fund relative to the timing of the contribution or sale of the solar energy systems to the applicable investment fund.

30.	Based on your description of the differences between the partnership flips and inverted leases investment funds and how the HLBV method impacts the allocation of income and loss, it sounds like the inverted lease fund investors are allocated income prior to the flip point. If this is the case, please separately disclose the amount of income / (loss) allocated to redeemable noncontrolling interest and noncontrolling interest for each period presented.

We supplementally advise the Staff that, prior to the flip point, the inverted lease fund investors may be allocated either income or loss, as the case may be. Generally, in the first five years, the inverted lease fund investors are allocated losses, while the Company is allocated income. This is due to the application of the HLBV method, which allocates income to the Company in recognition of the value of the ITCs that have been earned by the inverted lease fund investors over the five year recapture period. In response to the Staff’s comment, we have revised the disclosure on page 68 of the Registration Statement to include the amount of income and loss allocated to redeemable noncontrolling interest and noncontrolling interest for each period presented, consistent with the activity reflected in the consolidated statements of redeemable noncontrolling interest and equity.

Results of Operations, page 65

31.	For your analysis of the increase in operating leases and incentives, please disclose the amount by which solar energy systems under customer agreements increased during fiscal year 2014 as compared to fiscal year 2013. Please also disclose the amount of ITC revenue recognized during fiscal year 2013.

Securities and Exchange Commission

May 13, 2015

In response to the Staff’s comment, we have revised the disclosure on page 69 of the Registration Statement to disclose the increase in the solar energy systems under customer agreements in 2014. We supplementally advise the Staff that the Company did not recognize ITC revenue in 2013 as that was the first year the Company formed a lease pass-through fund that was eligible for ITCs (in lieu of Treasury grants).

32.	We note that you recognized $8.8 million within cost of operating leases and incentives related to the acquisition of MEC. Please help us better understand what these costs are, considering MEC did not have any customer agreements prior to or at the time of acquisition.

In response to the Staff’s comment, we have revised the disclosure on page 69 of the Registration Statement to clarify that the Company incurred the $8.8 million of cost of operating leases and incentives subsequent to its acquisition of MEC.

Liquidity and Capital Resources, page 68

Sources of Funds, page 69

33.	You state that your cash and cash equivalents, investment fund commitments, projected investment fund contributions and available borrowings will be sufficient to meet your anticipated cash needs for at least the next 12 months. Please expand your disclosures to address the following:

•	Expand your statement that your 14 active investment funds have $198.0 million of undrawn committed capital to clarify if the funding received from these commitments can only be used for specific purposes and what these purposes are.

•	Disclose the amount of available borrowings under your debt instruments as of the latest balance sheet date without violating any debt covenants.

•	Please disclose whether or not you are dependent upon this offering to meet your liquidity needs for the next 12 months.

Please refer to Item 303(a)(1) of Regulation S-K and Section 501.13 of the Financial Reporting Codification for guidance.

In response to the Staff’s comment, we have revised the disclosure on pages 71, 73 and 74 of the Registration Statement to clarify that the undrawn committed capital from the active investment funds may only be used, and that the Company expects to use, for the purchase and installation of solar energy systems, to disclose the amount of available borrowings under the Company’s debt instruments, and to disclose that the Company is not dependent upon this offering to meet its liquidity needs for the next 12 months.

Securities and Exchange Commission

May 13, 2015

34.	To the extent that future non-compliance of any debt covenant is reasonably likely, please disclose all of the covenant requirements and the actual results for fiscal year 2014. Please refer to Item 303(a)(2) of Regulation S-K and Section 501.13.c. of the Financial Reporting Codification for guidance.

We respectfully advise the Staff that the Company expects to be in compliance with its debt covenants in the future, and so no additional disclosure is required pursuant to Item 303(a)(2) of Regulation S-K and Section 501.13.c of the Financial Reporting Codification.

35.	Please disclose the date you issued and sold the Series E convertible preferred stock and whether the securities were sold to related or unrelated parties.

In response to the Staff’s comment, we have revised the disclosure on page 75 of the Registration Statement to disclose the date the Company issued and sold the Series E convertible preferred stock and that the securities were sold to related and unrelated parties.

Critical Accounting Policies and Estimates, page 73

Common Stock Valuation, page 77

36.	To help us better understand your estimation of the fair value of your shares of common stock for your issuances of equity-based compensation during fiscal year 2014 and subsequent periods and issuances of shares for the acquisition of MEC, please provide us with your calculations of your entity value for each grant and/or issuance date. As part of your presentation, please tell us more about the methodologies and assumptions used at each date, including the following information:

•	A list of the peer companies used, including an explanation as to how you determined these companies are similar to your business and whether these are the same companies used for estimating volatility. To the extent that there was any change in peer companies between grant dates, please tell us why the change occurred.

•	An explanation as to why you are using net income for the guideline public company method, as you are in a high growth business rather than a low growth business. Please clarify whether you are applying the multiplier to a historical value, combination of historical and forecast, or a forecast of net income.

•	An explanation as to how the 2014 issuance of the Series E convertible preferred stock was considered in estimating the fair value of your shares of common stock.

•	The per share value employees and former employees received from the sale of 1,092,421 shares of common stock to existing investors.

•

When you first initiated discussions with underwriters regarding the IPO process, including the date when you first received an estimated valuation. Please tell us the methodology the underwriters are using to estimate the fair value of your common

Securities and Exchange Commission

May 13, 2015

stock for purposes of the IPO, including the material assumptions they are using. For any material differences in methodology and/or assumptions between what you have used and what the underwriters are using, please provide us with a detailed explanation for the differences.

Please note that we will not be able to complete our evaluation of your response until the IPO range has been disclosed.

We acknowledge the Staff’s comment and will provide the Staff with the Company’s calculations of the equity values and a comprehensive listing of its peer companies used in 2014 and 2015 valuations on a supplemental basis.

The Company respectfully advises the Staff that the Company used the guideline public company (market) approach to estimate its equity values in 2014. Under the market approach, the primary assumptions made by the Company include its selection of peer companies to determine the net income multiplier and the forecasted net income as well as the different exit scenarios. After the entity value was determined, the Company used the Probability Weighted Expected Return Method (“PWERM”) to allocate the entity value to the Company’s capital structure. Key assumptions used to allocate entity value to the Company’s capital structure under the PWERM method included time (in years) to exit, discount rates and probability of each exit scenario. In addition, the Company also considered the price per share paid to former and existing employees of the Company in third party sales to arrive at the per share value of the Company’s common stock.

For its February 2015 valuation, the Company changed its approach to an income approach rather than the market approach. Under the income approach, the primary assumptions to determine entity value include retained value estimates and the discount rate used in the discounted cash flow analysis. After the entity value is determined, the Company continued to use the PWERM method to arrive at the per share value of its common stock as discussed above.

We advise the Staff that the Company selected its peer companies based on the industry, business model, and products / service offering comparability. Since the Company generates income through leases and sales of solar systems and products, the Company concluded that leasing companies in general and specifically, solar leasing companies, would naturally be in its peer group. In addition, the Company also considered utility companies in its peer group as they provide similar products and services (e.g., electricity and related services) to customers. There were no changes to the Company’s peer group in 2014. In 2015, the Company updated its peer company group to include a recently public solar energy company.

The Company did not use the same set of peer companies for the purpose of calculating its entity value and for estimating volatility. In its entity value calculation, the Company only included leasing companies in its peer group as they are most directly comparable to the Company in the way they generate earnings (e.g., mainly through leasing activities). The Company also considered public solar companies and determined that, with the exception of Solar City, these companies do not have leasing businesses like the Company. Accordingly, the Company does not believe that they are comparable for the purpose of calculating equity value. For the purpose of estimating volatility, the Company used the comprehensive set of peer companies.

We advise the Staff that the Company used net income in the market approach because other metrics typically used by high-growth companies, such as revenue or EBITDA, include amounts attributable to non-controlling interests. The Company does not believe that it is appropriate to include amounts attributable to non-controlling interest in its entity value calculation.

We respectfully advise the Staff that the Company has included the estimated proceeds of the Series E financing to determine the entity value as of January 24, 2014 as the event was known and considered probable as of that date. The Company also included the estimated shares issued in the Series E financing in the PWERM analysis to derive the per share value of its common stock as of January 24, 2014.

We advise the Staff that the per share value received by the Company’s employees and former employees from the sale of 1,092,421 shares of common stock to existing investors ranged from $8.75 to $11.00 in 2014. We supplementally advises the Staff that the per share value received by the Company’s employees and former employees from the sale of 860,928 shares of common stock to existing investors ranged from $10.00 to $11.00 from January 1, 2015 through March 31, 2015.

We further advise the Staff that the Company has not had discussions with its underwriters regarding its estimated valuation for IPO purposes. We will advise the Staff of the estimated valuation, methodology, assumptions and reconciliation to its historical valuations when such information become known and available.

Securities and Exchange Commission

May 13, 2015

Business, page 82

Multi-Channel Capabilities, page 88

37.	Please clarify the nature of your business and economic relationships with your solar and strategic partners. For example, clarify whether you have actual partnership relationships with them via a contractual agreement, or whether they are more similar to exclusive or non-exclusive distributors of your products, or subcontractors. As part of your response, please help us understanding what you mean by your statement on page 60 that you are negotiating relationships with your partners as part of your further investment in your solar partners. Please also address the economic aspects of your relationships with the partners. For example, address whether you compensate partners for their work or whether they may be entitled to a portion of customer payments, or whether you receive payments or compensation from partners for the use of your platform. Please also disclose any other material terms of your agreements with your solar and strategic partners.

In response to the Staff’s comment, we have revised the disclosures on pages 92 and 93 of the Registration Statement to clarify the Company’s relationships with its partners, including the fact that it invests only time and internal resources in due diligence when it enters into a new partnership. In addition, we have clarified the legal and economic relationship between the Company and its partners, including the fact that none of the Company’s partners are entitled to participate in the ongoing cash flows the Company receives from customers pursuant to customer agreements.

Customer Agreements, page 89

38.	Throughout your prospectus, you refer to leases and to power purchase agreements. Please elaborate on the characteristic terms of each of these types of agreements in this section. For example, please clarify what payments customers make and what the payments are based upon for each type of contract. Please also clarify, if true, that where a customer chooses to prepay for electricity produced by their system, the amount of the payment is based on an estimate of the amount of the system’s output. If this estimate is made at the time of the contract, please clarify, if true, that it could be significantly different from actual output, particularly over a lengthy term such as 20 years. Please also clarify whether, if customers make this prepayment election, the payment is trued up at a later time during or at the end of the contract term to account for differences in the estimated output and actual output.

In response to the Staff’s comment, we have revised the disclosure on pages 1, 2 and 94 of the Registration Statement to explain that the Company’s leases and power purchase agreements are substantially similar in economic and contractual terms and are therefore discussed collectively in the Registration Statement as “solar service offerings” or “customer agreements.” We have also clarified on page 94 of the Registration Statement the payment and true-up mechanisms for the Company’s pre-paid customers.

Securities and Exchange Commission

May 13, 2015

39.	We note that your customer agreements are typically for 20 years. Please briefly describe customer cancellation or terminations rights.

In response to the Staff’s comment, we have revised the disclosure on page 94 of the Registration Statement to describe customer cancellation or termination rights.

Government Incentives, page 94

40.	Please expand your discussion to discuss the potential impact of Arizona’s determination that a personal property tax exemption on solar panels does not apply to solar panels that are leased as opposed to owned as discussed in your risk factor on page 17.

In response to the Staff’s comment, we have revised the disclosure on pages 99 and 100 of the Registration Statement to discuss the potential impact of Arizona’s determination that a personal property tax exemption on solar panels does not apply to solar panels that are leased as opposed to owned.

Certain Relationships and Related Party Transactions, page 112

41.	Please disclose the related party transactions described on page F-57.

We respectfully advise the Staff that the related party transaction disclosures on pages F-57 and F-58 of the Registration Statement are relevant to the financial statements of MEC prior to the acquisition of MEC by the Company but are not related party transactions of the Company relevant for disclosure on page 117 of the Registration Statement because the stockholders of MEC relevant to the disclosures on pages F-57 and F-58 who were significant stockholders in MEC prior to the acquisition did not become significant stockholders of Sunrun after the completion of the acquisition.

Consolidated Balance Sheets, page F-3

42.	Please tell us your consideration of the guidance in Articles 5-04(c) and 12-04 of Regulation S-X regarding the inclusion of Schedule I – Condensed financial information of registrant.

We respectfully advise the Staff that the Company has considered the guidance in Articles 5-04(c) and 12-04 of Regulation S-X regarding the inclusion of Schedule I – Condensed financial information of registrant, and concluded that it does not meet the requirements for this disclosure. The Company’s credit agreements do not restrict the payment of loans, advances or cash dividends from consolidated subsidiaries to the parent. As such, the Company does not have restricted net assets as defined in S-X 4-08(e) that would require the Company to include Schedule I – Condensed financial information in accordance with the guidance in Article 5-04(c) and 12-04 of Regulation S-X.

Securities and Exchange Commission

May 13, 2015

2. Summary of Significant Accounting Policies, page F-8

Solar Energy Systems, net, page F-10

43.	Please tell us how your stated accounting policy for the estimated depreciable lives of the solar energy system equipment costs being based on your intended use complies with the guidance in ASC 840-20-35-3, which states that property subject to an operating lease shall be depreciated following the lessor’s normal depreciation policy. ASC 360-10-35-3 states that depreciation expense shall be determined based on the asset’s useful life.

In response to the Staff’s comment, we have revised the disclosure on page F-10 of the Registration Statement to clarify that the Company depreciates the solar energy system over the estimated useful life to a residual value.

44.	Please disclose the useful life for the inverters.

In response to the Staff’s comment, we have revised the disclosure on page F-10 of the Registration Statement to disclose the useful life for inverters.

45.	We note that you are liable to remove the solar energy systems at the end of the lease or PPA term. Please tell us your consideration as to whether this obligation is within the scope of ASC 410-20.

We supplementally advise the Staff that the Company assumes customers will either purchase the solar energy systems at the end of the initial term of the customer agreement or renew the customer agreement. If a customer asks the Company to remove a solar energy system, the Company expects to redeploy rather than retire the system. In that case, any redeployment costs would be expensed as incurred, similar to moving costs and would not be within the scope of ASC 410-20.

3. Acquisitions, page F-17

46.	Please expand your disclosures regarding the goodwill recognized from the acquisition of MEC to disclose what specific synergies are anticipated. Please refer to ASC 805-10-50-1 and ASC 805-30-50-1.a. for guidance.

In response to the Staff’s comment, we have expanded the disclosure on page F-17 of the Registration Statement regarding goodwill recognized from the MEC acquisition to include anticipated specific synergies from this acquisition.

47.	Please disclose the number of customers and/or projects and the time period remaining for the acquired solar projects and associated leases acquired from an install partner during March 2014.

Securities and Exchange Commission

May 13, 2015

In response to the Staff’s comment, we have revised the disclosure on page F-18 of the Registration Statement to disclose the number of projects and the time period remaining for the acquired solar projects and associated leases acquired from an install partner during March 2014.

12. Lease Pass-Through Financing Obligations, page F-24

48.	Please disclose the range of the initial terms subsidiaries finance the cost of solar energy systems with investors rather than stating “up to 25 years”.

In response to the Staff’s comment, we have revised the disclosure on page F-24 of the Registration Statement to disclose the range of the initial terms subsidiaries finance the cost of solar energy systems with investors.

16. Stock-Based Compensation, page F-31

49.	Please disclose the material terms of the RSUs granted, including what the performance targets are.

In response to the Staff’s comment, we have revised the disclosure on page F-33 of the Registration Statement to include the material terms of RSU granted, including the performance targets.

19. Income Taxes, page F-35

50.	Please provide us with your comprehensive analysis of the specific positive and negative evidence management evaluated in arriving at the conclusion that a valuation allowance for net operating loss carryforwards deferred tax asset is not needed. Your analysis should include the weighting of the evidence that is commensurate with the extent to which it is objectively verified. For any tax-planning strategies that you are relying on in your analysis, please ensure that your discussion provides us with a detailed explanation of the nature and any uncertainties, risk, and assumptions for those strategies. Please refer to ASC 740-10-30-16 – 740-10-30-25, ASC 740-10-55-39 – 740-10-55-48, and ASC 740-10-55-120 – 740-10-55-123 for guidance.

We respectfully advise the Staff that, in assessing the realizability of the deferred tax assets (“DTAs”), the Company considered the four sources of taxable income identified in ASC 740-10-30-18. The Company has generated a cumulative gross federal net operating loss of $493 million as of December 31, 2014, and thus does not have the ability to carry back losses to prior periods. In addition, based on a history of losses, the Company has determined that it is not appropriate to project future taxable income in assessing the need for a valuation. As a result, the Company’s analysis for determining the realizability of DTAs was focused on the future reversals of existing taxable temporary differences and available tax planning strategies. As of December 31, 2014, the Company had $343.8 million in deferred tax liabilities (“DTLs”) and $234.2 million in DTAs.

Securities and Exchange Commission

May 13, 2015

The Company considered the timing and character of the future reversal of temporary differences in assessing whether a valuation allowance was necessary. The Company’s significant deferred tax assets are primarily temporary differences related to deferred rebate and deferred grant revenue and net operating losses. These DTAs predominantly have a 20-year reversal or expiration period. The largest DTLs relate to timing differences on the depreciation of solar energy systems held by the corporate entity and outside basis differences on the investment fund partnerships. The solar energy system related DTLs are a result of the Company depreciating the systems utilizing a five year life for tax purposes, while depreciating over 20 years to a residual value for book purposes. Similarly, the outside basis differences related to the partnerships are generally created as a result of accelerated depreciation recognized for tax purposes for solar energy systems held by the partnerships that reverse in a similar manner as DTLs related to fixed assets. As discussed in the Company’s response to Comment No. 43, the Company estimates the useful life of solar energy systems to be 20 years. In the event that the customer purchases the system at the end of the lease term, the DTL will reverse within the same period as the reversal of the DTAs and in the same tax jurisdiction.

In the event the homeowner does not purchase the system, the Company has considered available tax planning strategies to accelerate the reversal of the temporary differences related to the residual value of the solar energy systems consistent with the guidance in ASC 740-10-55-43.

The primary tax strategy considered was a sale-leaseback transaction in which the Company would identify a population of solar energy systems owned by the Company (not subject to investment fund restrictions) and enter into a sale-leaseback transaction with an unrelated third party. If necessary the Company could exercise the call feature on its investment funds to increase the population of assets owned by the Company.

These assets would generally have a net tax value of zero and will have various net book values. By selling the solar energy systems to a third party, the Company receives the cash on the sale of the asset upfront, creating a taxable gain equal to the difference of the sales prices (assumed to be the net book value) and the net tax value of zero, reversing the remaining DTL associated with the net book value of the assets.

The Company would earn a return on the cash received in the sale transaction and would utilize cash received from the underlying customer agreements on the assets to make lease payments. For the investor they are able to mitigate risk through steady income performances and generally have lower management costs associated with the investment. The investor also receives basis in the assets which are depreciable under five year MACRS and further reduce any tax liability that may exist for the investor. There is currently a significant market for mature properties with annuities and relief of the burden of various tax attributes that come along with new properties. Sale leasebacks of assets that benefit from accelerated depreciation are especially common place. Therefore, it would not require a significant amount of effort to execute this tax planning strategy.

Therefore the prudent and feasible test has been met for a sale-leaseback tax planning strategy. Management believes that although this is a strategy that the Company would not necessarily take absent a potential loss of NOLs, the strategy is an established tax planning method that would result in the realization of DTAs.

Based on the above evaluation of both positive and negative evidence, management has determined that the positive evidence outweighs the negative evidence and concluded that it is more likely than not that its DTAs can be offset by the DTLs and will be able to implement a tax planning strategy if it becomes necessary to utilize expiring DTAs. As such, management determined it was not necessary to record a valuation allowance on its existing deferred tax assets for the year ended December 31, 2014.

Securities and Exchange Commission

May 13, 2015

23. Subsequent Events, page F-41

51.	Please provide us with the significance tests for your acquisition of Clean Energy Experts, LLC.

In response to the Staff’s comment, we are supplementally providing the Staff with the Company’s analysis of the significance test of the Company’s acquisition of Clean Energy Experts, LLC.

*****

Securities and Exchange Commission

May 13, 2015

Please direct any questions regarding the Company’s responses or the revised draft of the Registration Statement to me at (650) 565-3890 or ccheng@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Calise Y. Cheng

Calise Y. Cheng

cc:	Lynn Jurich, Sunrun Inc.
Mina Kim, Sunrun Inc.
Christopher Filosa, Sunrun Inc.

Robert O’Connor, Wilson Sonsini Goodrich & Rosati, P.C.
Jon C. Avina, Wilson Sonsini Goodrich & Rosati, P.C.

Daniel G. Kelly, Jr., Davis Polk & Wardwell LLP
Sarah K. Solum, Davis Polk & Wardwell LLP